Paul Fribourg Leaves Vivendi’s Supervisory Board at his
Own Request.
Pierre Rodocanachi Takes Over as Chairman of the Human
Resources Committee.
Paris, June 13, 2006 — Vivendi’s Supervisory Board, which met on June 7, 2006, took official note of Paul Fribourg’s decision to resign his mandate as member of Vivendi’s Supervisory Board due to the increase in his professional commitments in the United States.
Pierre Rodocanachi, member of Vivendi’s Supervisory Board, the Human Resources Committee and the Audit Committee, will replace him as Chairman of the Human Resources Committee.
Sarah Frank, member of the Supervisory Board and the Strategic Committee, is joining the Human Resources Committee, which is comprised of four members, all of whom are independent, i.e. Pierre Rodocanachi (Chairman), Gérard Brémond, Fernando Falco y Fernandez de Cordova and Sarah Frank.
The Supervisory Board of Vivendi thanks Paul Fribourg for his active and valuable participation in the work of the Board of Directors and, since January 2003, in the work of the Supervisory Board.
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